SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 18/10 - 12/03/2010

NOTICE TO THE MARKET

     At the meeting held on December 2, 2010, Copel’s Board of Directors ratified the appointment of engineer Raul Munhoz Neto for the position of CEO, and appointed the electrical engineer and lawyer José Danilo Tavares for the position of Chief Generation, Transmission and Telecommunications Officer. They were both elected to complete the 2009-2011 term of office.

     Mr. Raul Munhoz Neto was born in 1943 and joined Copel in 1982. In 1994, he took over the Engineering and Construction Office. He has also worked in the Central Research and Development Lab from 1995 to 1999. From 2006 until November 2010 he was the Chief Generation, Transmission and Telecommunications Officer.

     Mr. José Danilo Tavares was born in 1952. He joined Copel in 1978 and has built his career inside the Company, acting in several areas and positions. Since 2006, he held the position of assistant of the Generation, Transmission and Telecommunications Office.

Curitiba, December 03, 2010.

Sincerely,
Rafael Iatauro
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 6, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.